Pavonia Limited

Safari Cayman L.P.

1320 Ridder Park Drive

San Jose, California 95131

September 25, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Amanda Ravitz, Assistant Director

Re:	Pavonia Limited and Safari Cayman L.P.
Registration Statement on Form S-4 (File No. 333-205938)

Request for Acceleration of Effectiveness

Requested Date: September 25, 2015

Requested Time: 2:00 P.M. Washington, D.C. time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Pavonia Limited and Safari Cayman L.P. (together, the “Registrants”) hereby request acceleration of the effective date of the Registration on Form S-4 (File No. 333-205938), as amended (the “Registration Statement”), so that it may become effective at 2:00 P.M. Washington, D.C. time on September 25, 2015, or as soon as possible thereafter.

The Registrants hereby authorize Anthony J. Richmond, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Richmond at (650) 463-2643, or in his absence Christopher Kaufman, of Latham & Watkins LLP, at (650) 463-2606. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Latham & Watkins LLP, attention: Anthony Richmond, via facsimile at (650) 463-2600.

Very truly yours,

PAVONIA LIMITED
SAFARI CAYMAN L.P.

/s/ Patricia H. McCall
Patricia H. McCall

cc:	Anthony Richmond, Latham & Watkins LLP
Christopher L. Kaufman, Latham & Watkins LLP
Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP
Leif B. King, Skadden, Arps, Slate, Meagher & Flom LLP